UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 04, 2004

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F    X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes          No     X

   On June 4, 2004 the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference

(c)     Exhibit 99.1. Press release dated June 4, 2004

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

June 4, 2004 (Date)	/s/ Jim Fredholm Jim Fredholm Chief Financial Officer

/s/ Hans R. Brütsch Hans R. Brütsch Corporate Secretary

Adecco Announces Q1 2004 Results and Proposals for AGM

Accelerating sales growth demonstrates resilience of business

Highlights

Q1 2004 results

  Group sales up 4.4% in local currency to EUR 3.8 billion (down 1% in Euro)
  Operating income before amortisation down 8% in local currency excluding corporate costs
  Cash flow from operations of EUR 87 million, compared to EUR 88 million in Q1 2003
  Net debt, including off-balance sheet debt, reduced by a further EUR 81 million to EUR 837 million
  Additional audit fees and fees for other advisers of EUR 36 million

Key Proposals for the Annual General Meeting ("AGM")

  Candidates for election to the Board are Jakob Baer1, Jürgen Dormann, Philippe Foriel-Destezet, Klaus J. Jacobs, Philippe Marcel, Francis Mer, Thomas O'Neill, David Prince and Peter Ueberroth
  Elimination of the 5% voting limit to be proposed

[1] As of October 1, 2004.

CHESEREX, SWITZERLAND, June 4, 2004 - Today Adecco announces the Company's unaudited financial results for the first quarter of 2004. In addition, the Board of Directors has outlined a number of proposals which will be put forward to the AGM, scheduled for June 29, 2004.

Jérôme Caille, Adecco Group Chief Executive Officer, commenting on the Q1 2004 results, said: "We are pleased with our sales performance, which was up 4.4% in local currency in the first quarter, our fastest growing quarter since Q2 2001. Moreover, we have not lost any major clients due to the recent events - in fact, we actually succeeded in growing our client base further in the quarter. I am tremendously proud of these results, which demonstrate the resilience of our business in what has been a very challenging period for the Company. Gross margins came under pressure in the quarter, mainly due to pricing pressure and changes in business mix. In addition, our profitability was significantly impacted by the non-recurring costs related to the audit delay, of which EUR 36 million was incurred in the first quarter. However, we anticipate that sales and profitability will improve after this challenging first quarter resulting in further increases from higher margin permanent placements, temporary staffing pay rate increases and a decline in workers compensation in the US. I am confident that we are now well positioned to continue to grow our leadership in the world of work."

Commenting on the proposals for the AGM, John Bowmer, Executive Chairman of the Board, said: "I am delighted to announce that we have assembled a very talented new Board who will be able to greatly contribute to the future success of Adecco."

First quarter 2004 results

Sales

Group sales for the first quarter were up 4.4% over Q1 2003 in local currency at EUR 3.8 billion. Sales were down 1% in Euro due to the impact of exchange rate movements.

In the Adecco Staffing Division, sales growth was 5% in local currency and 1% in Euro. Sales in local currency in Europe were up 5% with growth in France, Spain, Italy, the UK and Belgium offset by declines in the Netherlands and Germany, whilst in Switzerland sales were flat. In North America, sales in local currency were up 3%, reflecting 3% growth in the US. In Asia/Pacific sales in local currency were up 10%, largely boosted by a 10% increase in Japan.

In the Ajilon Professional Division, sales growth was 2% in local currency (down 5% in Euro). This is the first quarter of underlying growth in the business, showing the effect of the economic recovery.

In the LHH/Career Services Division, sales were down 22% in local currency (down 32% in Euro), reflecting the further decline in demand for outplacement services during the initial period of the economic recovery.

Gross margin

In the first quarter, the Group's gross margin was 16.6%, down 109 basis points compared to 17.7% in the first quarter of 2003 and down 26 basis points compared to 16.9% in the fourth quarter of 2003. The decrease in gross margin was largely due to pricing pressure and changes in business mix. This change in business mix was driven by two major elements, the rapid decrease of LHH given the outplacement cycle and the faster growth of large accounts in the economic recovery compared to higher margin transactional business from smaller companies.

Operating costs

Operating costs increased by 8% in local currency compared to Q1 2003 and by 1% in Euro. This increase was primarily due to the charging of EUR 36 million for additional audit fees and fees for other advisers. Excluding these costs, the operating costs increased by 1% in local currency. The ratio of operating costs to sales this quarter increased to 15.1% of sales (excluding the additional audit fees and fees for other advisers to 14.1% of sales) compared with 14.8% in Q1 2003.

Operating income

Operating income before amortisation and additional audit fees and fees for other advisers was EUR 96 million compared to EUR 113 million of operating income before amortisation in the first quarter of 2003. Operating income before amortisation was EUR 60 million this quarter, down 45% in local currency (down 47% in Euro), representing a return on sales of 1.6%. Excluding EUR 36 million charged for additional audit fees and fees for other advisers, return on sales decreased by 49 basis points in local currency terms to 2.5% in Q1 2004 from 3.0% in Q1 2003. Operating income excluding amortisation and corporate expenses in local currency decreased 8% to EUR 119 million compared to Q1 2003.

Operating income was EUR 59 million, down 47% in Euro compared to EUR 112 million in Q1 2003, representing an overall return on sales of 1.6%.

Interest and other expenses

Interest expense decreased to EUR 15 million compared to EUR 21 million in the first quarter of 2003. Net foreign exchange losses were EUR 3 million compared to EUR 1 million in the first quarter of 2003. Interest income was EUR 3 million in the first quarter of 2004 compared to EUR 2 million in Q1 2003. Non-operating income was EUR 2 million compared to non-operating expenses of EUR 4 million in the first quarter of 2003.

Provision for income taxes

The provision for income taxes decreased to EUR 16 million this quarter from EUR 24 million in the first quarter last year. The effective tax rate increased to 35% from 27% in Q1 2003. This increase is primarily due to additional audit fees and other advisers' fees being incurred in lower tax jurisdictions, certain other income streams being taxed at higher tax rates and not benefiting from favourable tax dispute settlements as enjoyed in 2003.

Net income

Net income decreased in the first quarter by 53% to EUR 30 million.

Net debt and cash flow

Net debt, defined as short-term and long-term debt and off-balance sheet debt less cash and marketable securities, was EUR 837 million at the end of Q1 2004. This represents a reduction of EUR 81 million during the first quarter, even after incurring additional audit fees and fees for other advisers, and a reduction of EUR 453 million from the level at the end of Q1 2003. Strong operating cash flow of EUR 87 million was a major contributor to this reduction.

Divisional performance in the first quarter 2004

Adecco Staffing

Adecco Staffing is the number 1 in the world, and is ranked number 1 in 9 of the 13 most important staffing markets. In the first quarter Adecco Staffing increased sales by 5% and increased gross margin by 1% in local currency. Contribution decreased by 5% in local currency.

  Adecco France achieved sales growth of 4% and continued to grow market share in the quarter. Contribution decreased by 25%, largely due to pricing pressure and this quarter's comparison with an exceptionally strong first quarter last year.
  Adecco North America sales were up 3% in local currency and improved contribution - a particularly good result given the additional work created by the audit.
  Adecco UK sales were up 7% in local currency, the second year of constant growth. Contribution was up 49% in local currency compared to last year, largely due to a series of low cost branch openings and a highly targeted approach to the market.
  Adecco Japan posted sales growth of 10% in local currency. However, contribution in local currency was down 60% largely due to our investment in building our presence in this market following recent regulatory reforms.
  Adecco Italy sales were up 12% in local currency, a further improvement over the previous quarter, and contribution increased 25% in local currency.
  Adecco Spain sales grew by 8% and contribution improved by 38%, largely as a result of gross margin improvements and its efficient cost structure.
  Adecco Switzerland sales were flat with contribution down 26% in local currency largely due to the decrease in the high margin permanent placement business.
  Germany sales were down by 2% compared to last year. Contribution improved significantly from last year's level.
  Adecco Benelux sales were flat overall with a decline in the Netherlands of 7% offset by a 7% sales growth in Belgium.

Ajilon Professional

Sales for the first quarter in local currency continued to improve to EUR 412 million, an increase of 2% compared to Q1 2003 in local currency. Profits were up 11% in local currency to EUR 15 million (up 3% in Euro). In the US sales in local currency were down just 1% at Ajilon Consulting and down 5% at Ajilon Finance. In the UK sales in local currency were up 7% at Ajilon Consulting, up 1% at Ajilon Engineering and up 17% at UK Ajilon Finance while sales at Ajilon Office Angels were down 1%.

LHH/Career Services

At LHH which represents 1% of Group revenues and 9% of profits, sales for the quarter of EUR 43 million were down 22% in local currency (32% in Euro). Profits declined by 39% to EUR 11 million (down 48% in Euro) in line with the decrease in sales as the division adjusted its cost base to adapt to current business levels.

Corporate Expenses

Corporate expenses increased by EUR 39 million to EUR 59 million in the first quarter of 2004. This increase is primarily driven by EUR 36 million of additional audit fees and fees for other advisers. In addition, employee stock options of EUR 5 million were expensed for the first time in this quarter.

Proposals for the Annual General Meeting

Changes to the Board

The Board has decided to propose the following candidates at its Annual General Meeting: Jakob Baer, currently CEO of KPMG Switzerland (will join the Board as of October 1, 2004); Jürgen Dormann, CEO and Chairman of the Board of ABB; Philippe Foriel-Destezet, Member of the Board, Adecco SA, Klaus J. Jacobs, Philippe Marcel, Member of the Board, Adecco SA, Francis Mer, former Finance Minister of France; Thomas O'Neill, Member of the Board and Chairman of the Audit & Finance Committee of Bell Canada Enterprises, David Prince, former Group Finance Director of Cable & Wireless, Member of the Board and Chairman of the Audit and Finance Committee of Therapeutics Group; Peter Ueberroth, Entrepreneur, Member of the Board of The Coca Cola Company.

Elimination of 5% voting limit

At present, a shareholder holding more than 5% is registered as "shareholder without voting right" for the shares exceeding such 5%. The Board of Directors proposes to abolish this restriction, following the principle "one share one vote".

Outlook

Worldwide demand for temporary staffing is accelerating and Adecco expects it to further strengthen over the course of 2004. In the short term, Adecco expects some margin pressure resulting from competitive pricing as well as a change in business mix with a decrease in demand for outplacement services. Furthermore, profitability will continue to be impacted by the significant non-recurring costs related to the delay in finalising the 2003 audited results. However, Adecco remains confident about the medium term profitability outlook and expects gross margins to be positively impacted by the increase in the number of permanent placements, the recovery of the professional staffing sector, particularly in Information Technology, and the accelerated growth in deregulated countries with higher margins. Furthermore, the Company's lower cost base and higher productivity will result in a high conversion of top line sales growth into bottom line profitability.

Forward-looking statements

Information in this release may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based on information available to Adecco S.A. (the "Company") as of the date of this release, and we assume no duty to update any such forward-looking statements. Factors that could affect the Company's forward-looking statements include, among other things: the outcome of investigations by governmental agencies or stock exchanges; the pace of economic recovery in various regions and the demand for temporary staffing; the impact and result of any litigation (including US class action litigation); any adverse developments in existing commercial relationships, disputes or legal proceedings; volatility of the Company's stock price; intense competition in the markets in which the Company competes; and negative reactions from the Company's shareholders, creditors or vendors with respect to any of the foregoing matters.

The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Please refer to the Company's Annual Report on Form 20-F for the year ended December 29, 2002, and other reports filed with or submitted to the US Securities and Exchange Commission from time to time, for a further discussion of the factors and risks associated with our business.

About Adecco

Adecco S.A. is a Forbes 500 company and the global leader in HR Solutions. The Adecco Group network connects 650,000 associates with business clients each day through its network of 28,000 employees and more than 5,800 offices in 70 territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group, after the sale of jobpilot (e-HR Services) in 2004, comprises three Divisions, Adecco Staffing, Ajilon Professional and LHH Career Services. In Adecco Staffing, the Adecco staffing network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialised consulting and project management businesses and LHH Career Services encompasses our portfolio of outplacement and coaching.

Adecco S.A. is registered in Switzerland (ISIN: CH0012138605) and listed on the Swiss Stock Exchange with trading on Virt-x (SWX/VIRT-X:ADEN), the New York Stock Exchange (NYSE:ADO - News) and Euronext Paris - Premier Marché (EURONEXT: ADE).

Additional information is available at the Company's website at www.adecco.com.

Annex

Selected Financial Highlights

EUR millions	Three months ended		% change
	March 28,	March 30,
	2004	2003	EUR	Constant

Net service revenues	3,807	3,832	-1%	4%

Operating income before amortisation 1)	60	113	-47%	-45%

Amortisation of intangibles	(1)	(1)

Operating income	59	112	-47%

Net income	30	64	-53%

Net income per share
Basic	0.16	0.34
Diluted	0.16	0.34

Weighted average shares	186,985,582	186,697,246
Diluted shares	187,621,398	192,069,919

1) Operating income before amortisation is a non - U.S. GAAP (U.S. generally accepted accounting principles) information used by management as supplementary information

PRESS RELEASE - Annexes

Consolidated Statements of Operations

EUR millions	Three months ended
	March 28, 2004	March 30, 2003	% change
			EUR	Constant

Net service revenues	3,807	3,832	-1%	4%
Direct costs of services	(3,174)	(3,153)
Gross Margin	633	679
	16.6%	17.7%

Selling, general & administrative expenses	(573)	(566)
	15.1%	14.8%
Operating income before amortisation 1)	60	113	-47%	-45%
	1.6%	2.9%

Amortisation of intangibles	(1)	(1)
Operating income	59	112	-47%
	1.6%	2.9%

Interest and other expenses	(13)	(24)
Provision for income taxes	(16)	(24)
Net income	30	64	-53%
	0.8%	1.7%

Net income per share
Basic	0.16	0.34
Diluted	0.16	0.34

Weighted average shares	186,985,582	186,697,246
Diluted shares	187,621,398	192,069,919

1) Operating income before amortisation is a non-U.S. GAAP (U.S. generally accepted accounting principles) information used by management as supplementary information.

PRESS RELEASE - Annexes

Net Service Revenues and Contribution* by Division & Geographical Segment

Q1	Net Services Revenues				Contribution*
EUR millions	2004	2003	Variance %		2004	2003	Variance %
			EUR	Constant			EUR	Constant

Adecco Staffing
Europe	2,242	2,152	4	5	82	88	-7	-6
North America	648	737	-12	3	2	-1	n.m.	n.m.
Asia Pacific	364	343	6	10	6	12	-52	-50
Rest of World	91	95	-5	7	3	-1	n.m.	n.m.
Total	3,345	3,327	1	5	93	98	-5	-5

Ajilon Professional
Europe	201	199	1	4	7	5	41	41
North America	159	188	-15	-2	6	7	-19	-7
Asia Pacific	52	48	11	7	2	3	-4	-4
Rest of World
Total	412	435	-5	2	15	15	3	11

Career Services
Europe	7	8	-10	-9	1	1	-53	-53
North America	36	56	-36	-24	10	19	-47	-37
Asia Pacific
Rest of World
Total	43	64	-32	-22	11	20	-48	-39

e - HR & Others
Europe	7	6	8	8	0	0	n.m.	n.m.
North America
Asia Pacific
Rest of World
Total	7	6	8	8	0	0	n.m.	n.m.

Total Operating Units	3,807	3,832	-1	4	119	133	-11	-8

Adecco Group Summary
By Division
Adecco Staffing	3,345	3,327	1	5	93	98	-5	-5
Ajilon Professional	412	435	-5	2	15	15	3	11
Career Services	43	64	-32	-22	11	20	-48	-39
e - HR & Others	7	6	8	8	0	0	n.m.	n.m.

By Region
Europe	2,457	2,365	4	5	90	94	-5	-4
North America	843	981	-14	1	18	25	-28	-16
Asia Pacific	416	391	7	10	8	15	-45	-43
Rest of World	91	95	-5	7	3	-1	n.m.	n.m.

Corporate Expenses					-59	-20

Adecco Group	3,807	3,832	-1	4	60	113	-47	-45

*) Operating income before amortisation at Group level

PRESS RELEASE - Annexes

Consolidated Balance Sheets

EUR millions
	March 28,	December 28,
	2004	2003
ASSETS
Current Assets
Cash and cash equivalents	728	571
Marketable securities	352	403
Trade accounts receivable, net	2,880	2,955
Other current assets	290	308
Total current assets	4,250	4,237

Property, equipment and leasehold improvements, net	322	334
Other assets	494	440
Intangibles, net	10	11
Goodwill, net	1,311	1,284
Total Assets	6,387	6,306

LIABILITIES
Current liabilities
Short-term debt and current
maturities of long-term debt	390	377
Accounts payable and accrued expenses	2,733	2,774
Total current liabilities	3,123	3,151

Long-term debt	1,490	1,479
Other liabilities	181	129
Total Liabilities	4,794	4,759

SHAREHOLDERS' EQUITY
Common shares	116	116
Additional paid-in capital	1,987	1,993
Accumulated deficit	(572)	(602)
Accumulated and other comprehensive income	67	45
	1,598	1,552
Less: Treasury stock, at cost	(5)	(5)
Total Shareholders' Equity	1,593	1,547

Total Liabilities and Shareholders' Equity	6,387	6,306

PRESS RELEASE - Annexes

Consolidated Statements of Cash Flows

EUR millions	Three months ended

	March 28, 2004	March 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	30	64
Adjustments to reconcile net income to
net cash and cash equivalents from operating activities:
Depreciation	31	34
Amortisation of intangibles	1	1
Other charges	10	9
Changes in operating assets and liabilities, net
of acquisitions:
Trade accounts receivable	98	37
Accounts payable and accrued expenses	(64)	(72)
Other current assets	(19)	7
Non-current assets and liabilities	-	8

Cash flows from operating activities	87	88

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures, net of proceeds	(13)	(17)
Proceeds from sale of marketable securities	51	-
Other investing activities	7	(1)

Cash flows from (used in) investing activities	45	(18)

CASH FLOW FROM FINANCING ACTIVITIES
Net increase (decrease) in short-term debt	13	(21)
Repayment of long-term debt	(2)	-
Other financing activities	7	27

Cash flows from financing activities	18	6

Effect of exchange rate changes on cash	7	(11)

Net increase in cash and cash equivalents	157	65

Cash and cash equivalents:
Beginning of period	571	212

End of period	728	277

Enquiries:
Adecco media centre: +41 1 878 8888

Please refer to attached file for financial tables.
http://hugin.info/100102/R/948075/133955.pdf